UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company


Letter to: RNS
Dated: 8 August 2006


Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 8 August 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of FMR Corp. and Fidelity International Ltd, which equals 33,316,207 shares, now represents 4.14% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below this letter.


From: Pearson Plc



Amendment 1

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1. Company in which shares are held:    Pearson Plc

2. Notifiable Interest:    Ordinary Shares

   (A)     FMR Corp.
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

   (B)     Fidelity International Limited (FIL)
           P.O. Box HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

           Mr. Edward C. Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

   A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward
   C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



Schedule A

Security: PEARSON PLC                                               Amendment 12


Current ownership percentage:                    4.14%

Total Shares Held:                          33,316,207

Shares in issue:                           805,388,419

Change in holdings since last filing:       +8,536,635 ordinary shares





                                    MANAGEMENT
                        SHARES HELD  COMPANY      NOMINEE/REGISTERED NAME

                          6,094,537   FPM         JP MORGAN, BOURNEMOUTH
                          2,008,200   FPM         JP MORGAN, BOURNEMOUTH
                          1,490,300   FPM         NORTHERN TRUST LONDON
                            545,900   FPM         MELLON BANK
                            477,200   FPM         STATE STR BK AND TR CO LNDN (S
                            337,700   FPM         BANK OF NEW YORK BRUSSELS
                            325,700   FPM         BANKERS TRUST LONDON
                            135,600   FPM         MIDLAND SECURITIES SERVICES
                            691,228  FMRCO        JPMORGAN CHASE BANK
                             18,800  FMRCO        STATE STREET BANK AND TR CO
                          3,420,754   FISL        JP MORGAN, BOURNEMOUTH
                         16,321,700   FIL         BROWN BROS HARRIMN LTD LUX
                          1,227,588   FIL         JP MORGAN, BOURNEMOUTH
                            152,400   FIL         BANK OF NEW YORK BRUSSELS
                             68,600   FIL         NORTHERN TRUST LONDON


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 08 August 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary